COPY

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 7/29/15	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

15021164

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540

SEC
Mail Processing
Section
JUL 31 2015
Washington DC
404

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: July 29, 2015

By: *Barbara J Comly*
Barbara J. Comly, General Counsel

2015 JUL 31 PM 12:04
SEC / ...
RECEIVED

Subscribed and sworn before me this 29th day of July, 2015.

Jane Sciarra
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MIAX Options®

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

RECEIVED
2015 JUL 31 PM 12: 04
SEC / MR

July 29, 2015

SEC
Mail Processing
Section
JUL 31 2015
Washington DC
404

VIA FEDERAL EXPRESS

Chris Grobbel
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC – Amendment No. 22 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Mr. Grobbel:

Enclosed for official filing pursuant to Rule 6a-2(b) are an original and two copies of Amendment No. 22 to the Form 1 Application of Miami International Securities Exchange, LLC, which includes the following changes:

Exhibit J – Removal of MIAX officer Brian O'Neill
Exhibit M – New member Peak6 has been added

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP & General Counsel

Enclosures
cc: Heidi Pilpel

Exhibit J

Exhibit Request:

A list of the officers, governors, Members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of Miami International Securities Exchange, LLC**

The following are currently the officers of the Exchange: **[Updated]**

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President – Chief Regulatory Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel & Assistant Corporate Secretary
Richard Rudolph	Vice President and Senior Counsel – Office of the General Counsel
Shawn Hughes	Vice President – Project Management
Harish Jayabalan	Vice President – Chief Risk Officer

Name	Title
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations
Lawrence O'Leary	Vice President – Regulatory Department
Richard Ross	Director of Strategic Planning of MIAX

The officers of the Exchange will serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange will serve at the direction of the Board of Directors.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of July 24, 2015, including the information set forth in items 1-6 above.

MIAX Options®

MEMBER FIRMS

Total Firm 43

As of 24-Jul-15

Member Firm:

Member Firm				Approval / Membership
ABN AMRO CLEARING CHICAGO LLC				Approval Date: 3/7/2013
175 West Jackson Blvd., Ste. 400				Membership Type: EEM: CLEARANCE
Chicago	IL	60604	Tele #: (312) 604-8000	
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC				Approval Date: 12/7/2012
11 Ewall Street				Membership Type: EEM: ORD FLOW/CLEAR
Mt. Pleasant	SC	29464	Tele #: (843) 789-2080	
BARCLAYS CAPITAL INC.				Approval Date: 12/7/2012
745 Seventh Avenue				Membership Type: ALL MEMBERSHIPS
New York	NY	10019	Tele #: (212) 526-7000	
BMO CAPITAL MARKETS CORP.				Approval Date: 10/10/2014
3 Times Square, 27th Floor				Membership Type: EEM: ORD FLOW/CLEAR
New York	NY	10036	Tele #: (212) 885-4000	
BNP PARIBAS SECURITIES CORP.				Approval Date: 4/21/2014
787 Seventh Avenue				Membership Type: EEM: ORD FLOW/CLEAR
New York	NY	10019	Tele #: (212) 841-2000	
CITADEL SECURITIES LLC				Approval Date: 12/7/2012
131 South Dearborn Street				Membership Type: PL/EEM: ORD FLOW
Chicago	IL	60603	Tele #: (312) 395-2100	
COMPASS PROFESSIONAL SERVICES, LLC				Approval Date: 12/7/2012
111 W. Jackson Blvd., 20th Fl.				Membership Type: EEM: ORD FLOW/CLEAR
Chicago	IL	60604	Tele #: (312) 692-5000	
CONVERGEX EXECUTION SOLUTIONS LLC				Approval Date: 12/1/2014
1633 Broadway - 48th Floor				Membership Type: EEM: ORD FLOW/CLEAR
New York	NY	10019	Tele #: (212) 486-7500	
CREDIT SUISSE SECURITIES (USA) LLC				Approval Date: 12/7/2012
11 Madison Avenue, 3rd Fl.				Membership Type: EEM: ORD FLOW/CLEAR
New York	NY	10010	Tele #: (212) 325-2000	
DASH FINANCIAL LLC				Approval Date: 12/7/2012
910 Van Buren Street, 4th Fl.				Membership Type: EEM: ORD FLOW/CLEAR
Chicago	IL	60607	Tele #: (847) 550-1730	
DEUTSCHE BANK SECURITIES INC.				Approval Date: 1/25/2013
60 Wall Street				Membership Type: EEM: ORD FLOW/CLEAR
New York	NY	10005	Tele #: (212) 250-2500	
GLOBAL EXECUTION BROKERS, LP				Approval Date: 12/7/2012
401 City Avenue, Ste. 200				Membership Type: EEM: ORDER FLOW
Bala Cynwyd	PA	19004	Tele #: (610) 617-2600	
GOLDMAN SACHS EXECUTION & CLEARING, L.P.				Approval Date: 12/7/2012
200 West Street				Membership Type: EEM: ORD FLOW/CLEAR
New York	NY	10282	Tele #: (212) 902-1000	
GOLDMAN, SACHS & CO.				Approval Date: 1/15/2013
200 West Street				Membership Type: ALL MEMBERSHIPS
New York	NY	10282	Tele #: (212) 902-1000	

Member Firm:

Firm	Address	City / State / Zip	Tele #	Approval Date	Membership Type
GROUP ONE TRADING LP	440 South La Salle - Ste. 3232	Chicago IL 60605	(312) 347-8864	10/20/2014	PL/L/RMM/EEM: ORD FLOW
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	233 South Wacker Drive, #4300	Chicago IL 60606	(312) 244-3300	8/26/2014	RMM
INSTINET, LLC	1095 Avenue of the Americas	New York NY 10036	(212) 310-9500	3/27/2013	EEM: ORD FLOW/CLEAR
INTERACTIVE BROKERS LLC	One Pickwick Plaza, 2nd Fl.	Greenwich CT 06830	(203) 618-5710	12/7/2012	EEM: ORD FLOW/CLEAR
ITG DERIVATIVES LLC	601 S. LaSalle, Ste. 300	Chicago IL 60606	(312) 935-0125	12/7/2012	EEM: ORDER FLOW
J.P. MORGAN CLEARING CORP.	3 Chase Metrotech Center	Brooklyn NY 11245	(347) 643-1000	12/7/2012	EEM: CLEARANCE
J.P. MORGAN SECURITIES LLC	383 Madison Avenue	New York NY 10179	(201) 595-8471	12/7/2012	EEM: ORDER FLOW
JEFFERIES LLC	520 Madison Avenue	New York NY 10022	(212) 284-2300	9/15/2014	EEM: ORD FLOW/CLEAR
KCG AMERICAS LLC	545 Washington Boulevard	Jersey City NJ 07310	(201) 386-2891	12/7/2012	ALL MEMBERSHIPS
LEK SECURITIES CORPORATION	1 Liberty Plaza, 165 Broadway, 52nd Fl	New York NY 10006	(212) 509-2300	6/5/2014	EEM: ORD FLOW/CLEAR
LIME BROKERAGE LLC	625 Broadway, 12th Fl.	New York NY 10012	(212) 824-5000	12/7/2012	EEM: ORDER FLOW
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	One Bryant Park, 6th Fl.	New York NY 10036	(646) 743-1295	12/7/2012	EEM: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT	One Bryant Park	New York NY 10036	(212) 449-1000	12/7/2012	EEM: ORD FLOW/CLEAR
MORGAN STANLEY & CO. LLC	1585 Broadway	New York NY 10036	(212) 761-4000	12/7/2012	ALL MEMBERSHIPS
OPTIVER US LLC	130 E. Randolph Street, Ste. 1300	Chicago IL 60601	(312) 821-9500	1/27/2015	RMM
PEAK6 CAPITAL MANAGEMENT LLC	141 W. Jackson Blvd. - Ste. 500	Chicago IL 60604	(312) 444-8700	7/22/2015	EEM: ORDER FLOW
PERSHING LLC	1 Pershing Plaza, 10th Fl.	Jersey City NJ 07399	(201) 413-2000	3/12/2013	EEM: ORD FLOW/CLEAR

Member Firm:

QUANTLAB SECURITIES, LP				Approval Date:	4/7/2015
4200 Montrose Blvd., Ste. 200				Membership Type:	EEM: ORDER FLOW
Houston	TX	77006	Tele #: (713) 333-3700		
SIMPLEX TRADING, LLC				Approval Date:	9/20/2013
230 So. LaSalle St., Ste. 4-100				Membership Type:	EEM: ORDER FLOW
Chicago	IL	60604	Tele #: (312) 360-2440		
SOUTHWEST SECURITIES, INC.				Approval Date:	2/8/2013
1201 Elm Street, Ste. 3500				Membership Type:	EEM: CLEARANCE
Dallas	TX	75270	Tele #: (214) 859-1800		
SUSQUEHANNA SECURITIES				Approval Date:	12/7/2012
401 City Avenue, Ste. 220				Membership Type:	PLMM
Bala Cynwyd	PA	19004	Tele #: (610) 617-2600		
TIMBER HILL LLC				Approval Date:	12/7/2012
One Pickwick Plaza, Ste. 200				Membership Type:	PL/L/RMM/EEM: CLEAR
Greenwich	CT	06830	Tele #: (203) 618-5800		
UBS SECURITIES LLC				Approval Date:	12/7/2012
677 Washington Boulevard				Membership Type:	EEM: ORD FLOW/CLEAR
Stamford	CT	06901	Tele #: (203) 719-3000		
VOLANT LIQUIDITY, LLC				Approval Date:	5/31/2013
7 World Trade Center, Ste. 3301				Membership Type:	RMM/EEM: ORD FLOW
New York	NY	10007	Tele #: (646) 484-3000		
WALLEYE TRADING LLC				Approval Date:	5/13/2015
2800 Niagara Lane North				Membership Type:	EEM: ORDER FLOW
Plymouth	MN	55447	Tele #: (952) 345-6611		
WEDBUSH SECURITIES INC.				Approval Date:	12/7/2012
1000 Wilshire Boulevard				Membership Type:	EEM: CLEARANCE
Los Angeles	CA	90017	Tele #: (213) 688-8090		
WELLS FARGO SECURITIES, LLC				Approval Date:	4/11/2014
550 South Tryon Street, 6th Floor				Membership Type:	EEM: ORD FLOW/CLEAR
Charlotte	NC	28202	Tele #: (704) 715-6133		
WOLVERINE EXECUTION SERVICES, LLC				Approval Date:	12/7/2012
175 W. Jackson Blvd., Ste. 200				Membership Type:	EEM: ORD FLOW/CLEAR
Chicago	IL	60604	Tele #: (312) 884-4000		
WOLVERINE TRADING, LLC				Approval Date:	12/7/2012
175 W. Jackson Blvd., Ste. 200				Membership Type:	PL/LMM
Chicago	IL	60604	Tele #: (312) 884-3490		

Activity Key - Market Maker:
PL = Primary Lead; L = Lead;
R = Regular

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 7/29/15	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

SEC
Mail Processing
Section
JUL 31 2015
Washington DC
404

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, General Counsel
Miami International Securities Exchange, LLC
7 Roszel Road, 5th Floor
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: July 29, 2015

By: [signature]
Barbara J. Comly, General Counsel

2015 JUL 31 PM 12: 04
SEC / ...
RECEIVED

Subscribed and sworn before me this 29th day of July, 2015.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit J

Exhibit Request:

A list of the officers, governors, Members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of Miami International Securities Exchange, LLC**

The following are currently the officers of the Exchange: **[Updated]**

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President – Chief Regulatory Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel & Assistant Corporate Secretary
Richard Rudolph	Vice President and Senior Counsel – Office of the General Counsel
Shawn Hughes	Vice President – Project Management
Harish Jayabalan	Vice President – Chief Risk Officer

Name	Title
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations
Lawrence O'Leary	Vice President – Regulatory Department
Richard Ross	Director of Strategic Planning of MIAX

The officers of the Exchange will serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange will serve at the direction of the Board of Directors.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of July 24, 2015, including the information set forth in items 1-6 above.

MIAX Options®

MEMBER FIRMS

Total Firm 43 **As of 24-Jul-15**

Member Firm:

Member Firm	City	State	Zip	Tele #	Approval Date	Membership Type
ABN AMRO CLEARING CHICAGO LLC, 175 West Jackson Blvd., Ste. 400	Chicago	IL	60604	(312) 604-8000	3/7/2013	EEM: CLEARANCE
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC, 11 Ewall Street	Mt. Pleasant	SC	29464	(843) 789-2080	12/7/2012	EEM: ORD FLOW/CLEAR
BARCLAYS CAPITAL INC., 745 Seventh Avenue	New York	NY	10019	(212) 526-7000	12/7/2012	ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP., 3 Times Square, 27th Floor	New York	NY	10036	(212) 885-4000	10/10/2014	EEM: ORD FLOW/CLEAR
BNP PARIBAS SECURITIES CORP., 787 Seventh Avenue	New York	NY	10019	(212) 841-2000	4/21/2014	EEM: ORD FLOW/CLEAR
CITADEL SECURITIES LLC, 131 South Dearborn Street	Chicago	IL	60603	(312) 395-2100	12/7/2012	PL/EEM: ORD FLOW
COMPASS PROFESSIONAL SERVICES, LLC, 111 W. Jackson Blvd., 20th Fl.	Chicago	IL	60604	(312) 692-5000	12/7/2012	EEM: ORD FLOW/CLEAR
CONVERGEX EXECUTION SOLUTIONS LLC, 1633 Broadway - 48th Floor	New York	NY	10019	(212) 486-7500	12/1/2014	EEM: ORD FLOW/CLEAR
CREDIT SUISSE SECURITIES (USA) LLC, 11 Madison Avenue, 3rd Fl.	New York	NY	10010	(212) 325-2000	12/7/2012	EEM: ORD FLOW/CLEAR
DASH FINANCIAL LLC, 910 Van Buren Street, 4th Fl.	Chicago	IL	60607	(847) 550-1730	12/7/2012	EEM: ORD FLOW/CLEAR
DEUTSCHE BANK SECURITIES INC., 60 Wall Street	New York	NY	10005	(212) 250-2500	1/25/2013	EEM: ORD FLOW/CLEAR
GLOBAL EXECUTION BROKERS, LP, 401 City Avenue, Ste. 200	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	EEM: ORDER FLOW
GOLDMAN SACHS EXECUTION & CLEARING, L.P., 200 West Street	New York	NY	10282	(212) 902-1000	12/7/2012	EEM: ORD FLOW/CLEAR
GOLDMAN, SACHS & CO., 200 West Street	New York	NY	10282	(212) 902-1000	1/15/2013	ALL MEMBERSHIPS

Member Firm:

Firm	Address	City	State	Zip	Tele #	Approval Date	Membership Type
GROUP ONE TRADING LP	440 South La Salle - Ste. 3232	Chicago	IL	60605	(312) 347-8864	10/20/2014	PL/L/RMM/EEM: ORD FLOW
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	233 South Wacker Drive, #4300	Chicago	IL	60606	(312) 244-3300	8/26/2014	RMM
INSTINET, LLC	1095 Avenue of the Americas	New York	NY	10036	(212) 310-9500	3/27/2013	EEM: ORD FLOW/CLEAR
INTERACTIVE BROKERS LLC	One Pickwick Plaza, 2nd Fl.	Greenwich	CT	06830	(203) 618-5710	12/7/2012	EEM: ORD FLOW/CLEAR
ITG DERIVATIVES LLC	601 S. LaSalle, Ste. 300	Chicago	IL	60606	(312) 935-0125	12/7/2012	EEM: ORDER FLOW
J.P. MORGAN CLEARING CORP.	3 Chase Metrotech Center	Brooklyn	NY	11245	(347) 643-1000	12/7/2012	EEM: CLEARANCE
J.P. MORGAN SECURITIES LLC	383 Madison Avenue	New York	NY	10179	(201) 595-8471	12/7/2012	EEM: ORDER FLOW
JEFFERIES LLC	520 Madison Avenue	New York	NY	10022	(212) 284-2300	9/15/2014	EEM: ORD FLOW/CLEAR
KCG AMERICAS LLC	545 Washington Boulevard	Jersey City	NJ	07310	(201) 386-2891	12/7/2012	ALL MEMBERSHIPS
LEK SECURITIES CORPORATION	1 Liberty Plaza, 165 Broadway, 52nd Fl	New York	NY	10006	(212) 509-2300	6/5/2014	EEM: ORD FLOW/CLEAR
LIME BROKERAGE LLC	625 Broadway, 12th Fl.	New York	NY	10012	(212) 824-5000	12/7/2012	EEM: ORDER FLOW
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	One Bryant Park, 6th Fl.	New York	NY	10036	(646) 743-1295	12/7/2012	EEM: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT	One Bryant Park	New York	NY	10036	(212) 449-1000	12/7/2012	EEM: ORD FLOW/CLEAR
MORGAN STANLEY & CO. LLC	1585 Broadway	New York	NY	10036	(212) 761-4000	12/7/2012	ALL MEMBERSHIPS
OPTIVER US LLC	130 E. Randolph Street, Ste. 1300	Chicago	IL	60601	(312) 821-9500	1/27/2015	RMM
PEAK6 CAPITAL MANAGEMENT LLC	141 W. Jackson Blvd. - Ste. 500	Chicago	IL	60604	(312) 444-8700	7/22/2015	EEM: ORDER FLOW
PERSHING LLC	1 Pershing Plaza, 10th Fl.	Jersey City	NJ	07399	(201) 413-2000	3/12/2013	EEM: ORD FLOW/CLEAR

Member Firm:

QUANTLAB SECURITIES, LP 4200 Montrose Blvd., Ste. 200 Houston TX 77006	Tele #: (713) 333-3700	Approval Date: 4/7/2015 Membership Type: EEM: ORDER FLOW
SIMPLEX TRADING, LLC 230 So. LaSalle St., Ste. 4-100 Chicago IL 60604	Tele #: (312) 360-2440	Approval Date: 9/20/2013 Membership Type: EEM: ORDER FLOW
SOUTHWEST SECURITIES, INC. 1201 Elm Street, Ste. 3500 Dallas TX 75270	Tele #: (214) 859-1800	Approval Date: 2/8/2013 Membership Type: EEM: CLEARANCE
SUSQUEHANNA SECURITIES 401 City Avenue, Ste. 220 Bala Cynwyd PA 19004	Tele #: (610) 617-2600	Approval Date: 12/7/2012 Membership Type: PLMM
TIMBER HILL LLC One Pickwick Plaza, Ste. 200 Greenwich CT 06830	Tele #: (203) 618-5800	Approval Date: 12/7/2012 Membership Type: PL/L/RMM/EEM: CLEAR
UBS SECURITIES LLC 677 Washington Boulevard Stamford CT 06901	Tele #: (203) 719-3000	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR
VOLANT LIQUIDITY, LLC 7 World Trade Center, Ste. 3301 New York NY 10007	Tele #: (646) 484-3000	Approval Date: 5/31/2013 Membership Type: RMM/EEM: ORD FLOW
WALLEYE TRADING LLC 2800 Niagara Lane North Plymouth MN 55447	Tele #: (952) 345-6611	Approval Date: 5/13/2015 Membership Type: EEM: ORDER FLOW
WEDBUSH SECURITIES INC. 1000 Wilshire Boulevard Los Angeles CA 90017	Tele #: (213) 688-8090	Approval Date: 12/7/2012 Membership Type: EEM: CLEARANCE
WELLS FARGO SECURITIES, LLC 550 South Tryon Street, 6th Floor Charlotte NC 28202	Tele #: (704) 715-6133	Approval Date: 4/11/2014 Membership Type: EEM: ORD FLOW/CLEAR
WOLVERINE EXECUTION SERVICES, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	Tele #: (312) 884-4000	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR
WOLVERINE TRADING, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	Tele #: (312) 884-3490	Approval Date: 12/7/2012 Membership Type: PL/LMM

Activity Key - Market Maker:
PL = Primary Lead; L = Lead;
R = Regular

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 7/29/15	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor
Princeton, NJ 08540

SEC
Mail Processing
Section
JUL 31 2015
Washington DC
404

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel,
Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, General Counsel
Miami International Securities Exchange, LLC
7 Roszel Road, 5th Floor
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: July 29, 2015

By: [signature]
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 29th day of July, 2015.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit J

Exhibit Request:

A list of the officers, governors, Members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. Officers of Miami International Securities Exchange, LLC

The following are currently the officers of the Exchange: **[Updated]**

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President – Chief Regulatory Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel & Assistant Corporate Secretary
Richard Rudolph	Vice President and Senior Counsel – Office of the General Counsel
Shawn Hughes	Vice President – Project Management
Harish Jayabalan	Vice President – Chief Risk Officer

Name	Title
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations
Lawrence O'Leary	Vice President – Regulatory Department
Richard Ross	Director of Strategic Planning of MIAX

The officers of the Exchange will serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange will serve at the direction of the Board of Directors.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of July 24, 2015, including the information set forth in items 1-6 above.

MIAX Options®

MEMBER FIRMS

Total Firm 43 **As of 24-Jul-15**

Member Firm:

Member Firm		
ABN AMRO CLEARING CHICAGO LLC 175 West Jackson Blvd., Ste. 400 Chicago IL 60604	Tele #: (312) 604-8000	Approval Date: 3/7/2013 Membership Type: EEM: CLEARANCE
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC 11 Ewall Street Mt. Pleasant SC 29464	Tele #: (843) 789-2080	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR
BARCLAYS CAPITAL INC. 745 Seventh Avenue New York NY 10019	Tele #: (212) 526-7000	Approval Date: 12/7/2012 Membership Type: ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP. 3 Times Square, 27th Floor New York NY 10036	Tele #: (212) 885-4000	Approval Date: 10/10/2014 Membership Type: EEM: ORD FLOW/CLEAR
BNP PARIBAS SECURITIES CORP. 787 Seventh Avenue New York NY 10019	Tele #: (212) 841-2000	Approval Date: 4/21/2014 Membership Type: EEM: ORD FLOW/CLEAR
CITADEL SECURITIES LLC 131 South Dearborn Street Chicago IL 60603	Tele #: (312) 395-2100	Approval Date: 12/7/2012 Membership Type: PL/EEM: ORD FLOW
COMPASS PROFESSIONAL SERVICES, LLC 111 W. Jackson Blvd., 20th Fl. Chicago IL 60604	Tele #: (312) 692-5000	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR
CONVERGEX EXECUTION SOLUTIONS LLC 1633 Broadway - 48th Floor New York NY 10019	Tele #: (212) 486-7500	Approval Date: 12/1/2014 Membership Type: EEM: ORD FLOW/CLEAR
CREDIT SUISSE SECURITIES (USA) LLC 11 Madison Avenue, 3rd Fl. New York NY 10010	Tele #: (212) 325-2000	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR
DASH FINANCIAL LLC 910 Van Buren Street, 4th Fl. Chicago IL 60607	Tele #: (847) 550-1730	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR
DEUTSCHE BANK SECURITIES INC. 60 Wall Street New York NY 10005	Tele #: (212) 250-2500	Approval Date: 1/25/2013 Membership Type: EEM: ORD FLOW/CLEAR
GLOBAL EXECUTION BROKERS, LP 401 City Avenue, Ste. 200 Bala Cynwyd PA 19004	Tele #: (610) 617-2600	Approval Date: 12/7/2012 Membership Type: EEM: ORDER FLOW
GOLDMAN SACHS EXECUTION & CLEARING, L.P. 200 West Street New York NY 10282	Tele #: (212) 902-1000	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR
GOLDMAN, SACHS & CO. 200 West Street New York NY 10282	Tele #: (212) 902-1000	Approval Date: 1/15/2013 Membership Type: ALL MEMBERSHIPS

Member Firm:

Member Firm				Approval Date / Membership Type
GROUP ONE TRADING LP				Approval Date: 10/20/2014
440 South La Salle - Ste. 3232				Membership Type: PL/L/RMM/EEM: ORD FLOW
Chicago	IL	60605	Tele #: (312) 347-8864	
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS				Approval Date: 8/26/2014
233 South Wacker Drive, #4300				Membership Type: RMM
Chicago	IL	60606	Tele #: (312) 244-3300	
INSTINET, LLC				Approval Date: 3/27/2013
1095 Avenue of the Americas				Membership Type: EEM: ORD FLOW/CLEAR
New York	NY	10036	Tele #: (212) 310-9500	
INTERACTIVE BROKERS LLC				Approval Date: 12/7/2012
One Pickwick Plaza, 2nd Fl.				Membership Type: EEM: ORD FLOW/CLEAR
Greenwich	CT	06830	Tele #: (203) 618-5710	
ITG DERIVATIVES LLC				Approval Date: 12/7/2012
601 S. LaSalle, Ste. 300				Membership Type: EEM: ORDER FLOW
Chicago	IL	60606	Tele #: (312) 935-0125	
J.P. MORGAN CLEARING CORP.				Approval Date: 12/7/2012
3 Chase Metrotech Center				Membership Type: EEM: CLEARANCE
Brooklyn	NY	11245	Tele #: (347) 643-1000	
J.P. MORGAN SECURITIES LLC				Approval Date: 12/7/2012
383 Madison Avenue				Membership Type: EEM: ORDER FLOW
New York	NY	10179	Tele #: (201) 595-8471	
JEFFERIES LLC				Approval Date: 9/15/2014
520 Madison Avenue				Membership Type: EEM: ORD FLOW/CLEAR
New York	NY	10022	Tele #: (212) 284-2300	
KCG AMERICAS LLC				Approval Date: 12/7/2012
545 Washington Boulevard				Membership Type: ALL MEMBERSHIPS
Jersey City	NJ	07310	Tele #: (201) 386-2891	
LEK SECURITIES CORPORATION				Approval Date: 6/5/2014
1 Liberty Plaza, 165 Broadway, 52nd Fl				Membership Type: EEM: ORD FLOW/CLEAR
New York	NY	10006	Tele #: (212) 509-2300	
LIME BROKERAGE LLC				Approval Date: 12/7/2012
625 Broadway, 12th Fl.				Membership Type: EEM: ORDER FLOW
New York	NY	10012	Tele #: (212) 824-5000	
MERRILL LYNCH PROFESSIONAL CLEARING CORP.				Approval Date: 12/7/2012
One Bryant Park, 6th Fl.				Membership Type: EEM: CLEARANCE
New York	NY	10036	Tele #: (646) 743-1295	
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT				Approval Date: 12/7/2012
One Bryant Park				Membership Type: EEM: ORD FLOW/CLEAR
New York	NY	10036	Tele #: (212) 449-1000	
MORGAN STANLEY & CO. LLC				Approval Date: 12/7/2012
1585 Broadway				Membership Type: ALL MEMBERSHIPS
New York	NY	10036	Tele #: (212) 761-4000	
OPTIVER US LLC				Approval Date: 1/27/2015
130 E. Randolph Street, Ste. 1300				Membership Type: RMM
Chicago	IL	60601	Tele #: (312) 821-9500	
PEAK6 CAPITAL MANAGEMENT LLC				Approval Date: 7/22/2015
141 W. Jackson Blvd. - Ste. 500				Membership Type: EEM: ORDER FLOW
Chicago	IL	60604	Tele #: (312) 444-8700	
PERSHING LLC				Approval Date: 3/12/2013
1 Pershing Plaza, 10th Fl.				Membership Type: EEM: ORD FLOW/CLEAR
Jersey City	NJ	07399	Tele #: (201) 413-2000	

Member Firm:

Member Firm				Approval / Membership
QUANTLAB SECURITIES, LP 4200 Montrose Blvd., Ste. 200	Houston	TX	77006	Tele #: (713) 333-3700
				Approval Date: 4/7/2015 Membership Type: EEM: ORDER FLOW
SIMPLEX TRADING, LLC 230 So. LaSalle St., Ste. 4-100	Chicago	IL	60604	Tele #: (312) 360-2440
				Approval Date: 9/20/2013 Membership Type: EEM: ORDER FLOW
SOUTHWEST SECURITIES, INC. 1201 Elm Street, Ste. 3500	Dallas	TX	75270	Tele #: (214) 859-1800
				Approval Date: 2/8/2013 Membership Type: EEM: CLEARANCE
SUSQUEHANNA SECURITIES 401 City Avenue, Ste. 220	Bala Cynwyd	PA	19004	Tele #: (610) 617-2600
				Approval Date: 12/7/2012 Membership Type: PLMM
TIMBER HILL LLC One Pickwick Plaza, Ste. 200	Greenwich	CT	06830	Tele #: (203) 618-5800
				Approval Date: 12/7/2012 Membership Type: PL/L/RMM/EEM: CLEAR
UBS SECURITIES LLC 677 Washington Boulevard	Stamford	CT	06901	Tele #: (203) 719-3000
				Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR
VOLANT LIQUIDITY, LLC 7 World Trade Center, Ste. 3301	New York	NY	10007	Tele #: (646) 484-3000
				Approval Date: 5/31/2013 Membership Type: RMM/EEM: ORD FLOW
WALLEYE TRADING LLC 2800 Niagara Lane North	Plymouth	MN	55447	Tele #: (952) 345-6611
				Approval Date: 5/13/2015 Membership Type: EEM: ORDER FLOW
WEDBUSH SECURITIES INC. 1000 Wilshire Boulevard	Los Angeles	CA	90017	Tele #: (213) 688-8090
				Approval Date: 12/7/2012 Membership Type: EEM: CLEARANCE
WELLS FARGO SECURITIES, LLC 550 South Tryon Street, 6th Floor	Charlotte	NC	28202	Tele #: (704) 715-6133
				Approval Date: 4/11/2014 Membership Type: EEM: ORD FLOW/CLEAR
WOLVERINE EXECUTION SERVICES, LLC 175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	Tele #: (312) 884-4000
				Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR
WOLVERINE TRADING, LLC 175 W. Jackson Blvd., Ste. 200	Chicago	IL	60604	Tele #: (312) 884-3490
				Approval Date: 12/7/2012 Membership Type: PL/LMM

Activity Key - Market Maker:
PL = Primary Lead; L = Lead;
R = Regular

Sender: You must seal flap before shipping.

7/29/2015

ORIGIN ID:PRIA (609) 897-8174
BARBARA J. COMLY, ESQ.
MIAMI INTERNATIONAL HOLDINGS, INC.
7 ROSZEL ROAD, 5TH FL

PRINCETON, NJ 08540
UNITED STATES US

SHIP DATE: 29JUL15
ACTWGT: 1.00 LB
CAD: 104672866/INET3670

BILL SENDER

TO CHRIS GROBBEL
SECURITIES & EXCHANGE COMMISSION
DIV OF TRADING & MARKETS
100 F STREET NE
WASHINGTON DC 20549
(609) 897-8174 REF:
INV:
PO: DEPT:

539J3/1A15/31D0

FedEx. Express

E

FRI - 31 JUL 10:30A
MORNING 2DAY

TRK# 0201 7741 6463 5120

20549
IAD
DC-US

K5 YKNA

[redacted]